UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 04, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Press release

Paris, 3 October 2024

Transactions carried out as part of a share buyback program and outside of a liquidity contract

Orange announces that it has purchased treasury shares within the framework of its 2024 share buyback program.

These shares have been acquired to honor obligations related to long-term incentive plans for corporate officers and senior employees. The long-term incentive plans, which are conditional on presence and performance, were set up with the aim of involving Group key managers in the success of its strategic plan.

Name of the issuer: Orange (LEI: 969500MCOONR8990S771)

References of the share buyback program: A description of the program authorized by the Shareholders’ General Meeting held on 22 May 2024 (16th resolution) can be found in Orange’s 2023 universal registration document (section 6.5)

Securities identifying code: Ordinary shares (ISIN: 0000133308), listed on Euronext Paris / Compartment A

Start date of the program: The 16th resolution of the shareholders’ general meeting held on 22 May 2024 was activated at the Board of Directors meeting on 22 May 2024

Cash purchases of shares on 3 October 2024:

Trading date	Type of transaction	Number of shares	Daily weighted average purchase price (€)	Amount (€)
3 October 2024	Purchase	200 000	9.7798€	1,955,960.00€
Total	Purchase	200 000	9.7798€	1,955,960.00€

None of these shares were purchased as part of a share liquidity contract. Detailed information on these transactions may be found on the Orange website ( Investors' Library (orange.com)).

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 39.7 billion euros in 2023 and 128,000 employees worldwide at 30 June 2024, including 72,000 employees in France. The Group has a total customer base of 285 million customers worldwide at 30 June 2024, including 246 million mobile customers and 21 million fixed broadband customers. These figures have been restated to account for the deconsolidation of certain activities in Spain following the creation of MASORANGE. The Group is present in 26 countries (including non-consolidated countries).

Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com , www.orange-business.com and the Orange News app or to follow us on X: @orangegrouppr .

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: Tom Wright; tom.wright@orange.com

ORANGE

Date: October 04, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication